Exhibit 99.(A)(2)(i)
                               REALMARK PROPERTIES
                             2350 North Forest Road
                            Getzville, New York 14068
                                  716-636-0280
                                  800-805-9491
                               716-636-0466 - fax

                                                     June 6, 2008

Dear RealMark-V Investor:

         You have received an offer from MacKenzie Patterson Fuller, LP to purchase your units for $.50 (that's 50 cents!) per unit. I wish to respond to several of Mr. Patterson's statements in the correspondence dated May 29th to you.

         At the time that we learned that MacKenzie Patterson Fuller, LP would be doing a tender offer, I was out of town and unable to review the offer. At that time we asked that MPF grant an extension so that we would be able to review and analyze the offer for the investors to enable us to make a valued recommendation. Mr. Patterson in fact agreed, if we would "recommend the offer". I was unable to commit to recommending the offer in any fashion until I had fully reviewed the materials. After being advised again that I would be reviewing the offer upon my return to the office, Mr. Patterson chose to contact his legal counsel to send a letter to us advising us that we were not complying with the mailing. As to our refusing to mail the offer, that is totally inaccurate. We (my staff and I) had in fact always indicated that we would be doing the mailing. We have always had the best interests at heart for you, the investors, that is the reason we asked for the extension of time.

         After review and analyzing the offer with our accountants, it is the opinion of the General Partner that you "DO NOT" accept the offer from MacKenzie Patterson Fuller, LP for Realmark-V. We believe that within six to twelve months, the remaining property in the partnership will be sold and at that time the distribution may be ten times higher than any current offer for your units. MacKenzie Patterson Fuller says that it is purchasing the units for profit and I recommend that we hold them until the end of the year so "we" can get the profits, not MacKenzie Patterson Fuller, LP.

         Should you have any questions please contact the General Partner or our Investor Services Department directly at 1-800-805-9491-ext. 246. Ask for Judy Lis or Carol Platter.

                                                     Sincerely,

                                                     /s/ Joseph M. Jayson
                                                     --------------------
                                                     General Partner

                      DO NOT ACCEPT THE OFFER ON REALMARK-V